SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: October 31, 2014

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the Second Quarter Ended September 30, 2014

1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan
News & Information

    No. 14-109E
3:00 P.M. JST, October 31, 2014

Consolidated Financial Results
for the Second Quarter Ended September 30, 2014

Tokyo, October 31, 2014 -- Sony Corporation today announced its consolidated financial results for the second quarter ended September 30, 2014 (July 1, 2014 to September 30, 2014).

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Second Quarter ended September 30
	2013	2014	Change in yen	2014*
Sales and operating revenue	¥1,774.2	¥1,901.5	+7.2%	$17,445
Operating income (loss)	13.9	(85.6)	-	(785)
Income (loss) before income taxes	5.1	(90.0)	-	(825)
Net (loss) attributable to Sony Corporation’s stockholders	(19.6)	(136.0)	-	(1,247)
Net loss attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥(19.25)	¥(124.32)	-	$(1.14)
- Diluted	(19.25)	(124.32)	-	(1.14)

*	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 109 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of September 30, 2014.

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2015 to reflect modifications to its organizational structure as of April 1, 2014, primarily repositioning the operations of the previously reported Game and Mobile Products & Communications (“MP&C”) segments.  In connection with this realignment, the previously-reported operations of the network business which were included in All Other have been integrated with the previously-reported Game segment and are now reported as the Game & Network Services (“G&NS”) segment.  The previously reported Mobile Communications category which was included in the MP&C segment has been reclassified as the newly established Mobile Communications (“MC”) segment, while the other categories in the previously reported MP&C segment are now included in All Other.  This includes the reclassification of the PC business into All Other.

In addition, as of the first quarter of the fiscal year ending March 31, 2015, the power supply business, which was previously included in the Devices segment, has been integrated into All Other to reflect modifications Sony made to its organizational structure as of June 1, 2014.

In connection with these realignments, the sales and operating revenue (“sales”) and operating income (loss) of each segment in the fiscal year ended March 31, 2014 have been reclassified to conform to the presentation of the fiscal year ending March 31, 2015.

Certain figures for the fiscal year ended March 31, 2014 related to the Financial Services segment have been revised from the versions previously disclosed.  For further details, please see Note 8 on page F-19.

The average foreign exchange rates during the quarters ended September 30, 2013 and 2014 are presented below.

	Second Quarter ended September 30
	2013	2014	Change
The average rate of yen
1 U.S. dollar	¥98.9	¥103.9	4.8%	(yen depreciation)
1 Euro	131.1	137.8	4.9	(yen depreciation)

Consolidated Results for the Second Quarter Ended September 30, 2014

Sales were 1,901.5 billion yen (17,445 million U.S. dollars), an increase of 7.2% compared to the same quarter of the previous fiscal year (“year-on-year”).  This increase was primarily due to a significant increase in G&NS segment sales, reflecting the contribution of the PlayStation 4 (“PS4”), a significant increase in Devices segment sales primarily due to the strong performance of image sensors, as well as the favorable impact of foreign exchange rates.  This increase was partially offset by a significant decrease in sales in All Other, primarily related to Sony’s exit from the PC business.  On a constant currency basis, sales increased 3% year-on-year.  For further details about sales on a constant currency basis, see Note on page 11.

An operating loss of 85.6 billion yen (785 million U.S. dollars) was recorded, compared to operating income of 13.9 billion yen in the same quarter of the previous fiscal year.  This significant detrioration was primarily due to the 176.0 billion yen (1,615 million U.S. dollars) impairment of goodwill recorded in the MC segment.  As announced on September 17, 2014, Sony performed its interim goodwill impairment test during the current quarter and concluded that the fair value of the MC business has decreased.  As a result, an impairment of goodwill of 176.0 billion yen was recorded.  This deterioration in the current quarter’s operating results was partially offset by a significant improvement in the operating results of the G&NS, Imaging Products & Solutions (“IP&S”), Home Entertainment & Sound (“HE&S”), Devices and Pictures segments.

Operating loss in the current quarter includes a net benefit of 4.2 billion yen (39 million U.S. dollars) from insurance recoveries related to damages and losses incurred from the floods in Thailand in the fiscal year ended March 31, 2012 (the “Floods”).  In the same quarter of the previous fiscal year, a gain of 12.8 billion yen from the sale of certain shares of M3, Inc. (“M3”) and a net benefit of 4.8 billion yen from the above-mentioned insurance recoveries were recorded.

During the current quarter, restructuring charges, net, increased 1.6 billion yen year-on-year to 9.4 billion yen (86 million U.S. dollars).  PC exit costs of 7.7 billion yen (70 million U.S. dollars) were recorded in the current quarter, which includes 4.1 billion yen (38 million U.S. dollars) of restructuring charges.  For further details about PC exit costs, see page 7.

Equity in net income of affiliated companies, recorded within operating loss, was 0.6 billion yen (6 million U.S. dollars), compared to a loss of 2.0 billion yen in the same quarter of the previous fiscal year.  This improvement was mainly due to the improvement of equity in net income (loss) for EMI Music Publishing.

The net effect of other income and expenses was an expense of 4.4 billion yen (40 million U.S. dollars), an improvement of 4.4 billion yen year-on-year.  This was primarily due to a decrease in net foreign exchange losses.

A loss before income taxes of 90.0 billion yen (825 million U.S. dollars) was recorded, compared to income of 5.1 billion yen in the same quarter of the previous fiscal year.

Income taxes: During the current quarter, Sony recorded 30.1 billion yen (276 million U.S. dollars) of income tax expense.  Income tax expense was recorded despite the net loss before income taxes primarily due to the nondeductible goodwill impairment recorded during the current quarter.

Net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, increased 116.3 billion yen year-on-year to 136.0 billion yen (1,247 million U.S. dollars).

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Mobile Communications (MC)

	(Billions of yen, millions of U.S. dollars)

	Second Quarter ended September 30

	2013	2014	Change in yen	2014
Sales and operating revenue	¥304.6	¥308.4	+1.2%	$2,829

Operating income (loss)	8.8	(172.0)	-	(1,578)

Sales increased 1.2% year-on-year (a 4% decrease on a constant currency basis) to 308.4 billion yen (2,829 million U.S. dollars), primarily due to the favorable impact of foreign exchange rates, partially offset by a decrease in sales mainly in Japan.

Operating loss of 172.0 billion yen (1,578 million U.S. dollars) was recorded, compared to operating income of 8.8 billion yen in the same quarter of the previous fiscal year.  This deterioration was primarily due to the above-mentioned 176.0 billion yen impairment charge of goodwill recorded in this segment.  In the current quarter, marketing expenses and research and development expenses increased year-on-year in order to expand sales channels.

Game & Network Services (G&NS)

	(Billions of yen, millions of U.S. dollars)

	Second Quarter ended September 30

	2013	2014	Change in yen	2014
Sales and operating revenue	¥169.0	¥309.5	+83.2%	$2,839

Operating income (loss)	(4.2)	21.8	-	200

Sales increased 83.2% year-on-year (a 74% increase on a constant currency basis) to 309.5 billion yen (2,839 million U.S. dollars).  This significant increase was primarily due to the contribution from PS4 hardware sales, a significant increase in network services revenue related to the introduction of the PS4 and the contribution from PS4 software sales, partially offset by a decrease in PlayStation®3 (“PS3”) hardware and PS3 software sales.  Sales to external customers increased 97.0% year-on-year.

Operating income of 21.8 billion yen (200 million U.S. dollars) was recorded, compared to an operating loss of 4.2 billion yen in the same quarter of the previous fiscal year.  This significant improvement was primarily due to the impact of the above-mentioned increase in sales related to the introduction of the PS4, partially offset by the impact of the above-mentioned decrease in PS3 software sales.

Imaging Products & Solutions (IP&S)

	(Billions of yen, millions of U.S. dollars)

	Second Quarter ended September 30

	2013	2014	Change in yen	2014
Sales and operating revenue	¥175.5	¥178.6	+1.8%	$1,639

Operating income (loss)	(2.3)	20.1	-	184

The IP&S segment includes the Digital Imaging Products and Professional Solutions categories.  Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income of the IP&S segment of the comparable prior period have been reclassified to conform to the current presentation.

Sales increased 1.8% year-on-year (a 2% decrease on a constant currency basis) to 178.6 billion yen (1,639 million U.S. dollars).  Sales were essentially flat year-on-year primarily due to the favorable impact of foreign exchange rates and an improvement in the product mix of digital cameras* reflecting a shift to high value-added models, partially offset by a significant decrease in unit sales of digital cameras.

Operating income of 20.1 billion yen (184 million U.S. dollars) was recorded, compared to an operating loss of 2.3 billion yen in the same quarter of the previous fiscal year.  This significant improvement was mainly due to a reduction in selling, general and administrative expenses, the above-mentioned improvement in product mix reflecting a shift to high value-added models and the favorable impact of exchange rates.

* Digital cameras includes compact digital cameras and interchangeable single-lens cameras.

Home Entertainment & Sound (HE&S)

	(Billions of yen, millions of U.S. dollars)

	Second Quarter ended September 30

	2013	2014	Change in yen	2014
Sales and operating revenue	¥263.8	¥282.4	+7.0%	$2,590

Operating income (loss)	(12.1)	8.0	-	73

The HE&S segment includes the Televisions and Audio and Video categories.  Televisions includes LCD televisions; Audio and Video includes Blu-ray DiscTM players and recorders, home audio, headphones and memory-based portable audio devices.

Sales increased 7.0% year-on-year (a 2% increase on a constant currency basis) to 282.4 billion yen (2,590 million U.S. dollars).  This increase was primarily due to a significant increase in sales of televisions and the favorable impact of foreign exchange rates.  Unit sales of LCD televisions increased significantly in Europe, North America, and Asia-Pacific, partially offset by a significant decrease in unit sales in Latin America.  Audio and Video category sales decreased mainly due to a decrease in sales in Latin America reflecting adverse market conditions.

Operating income of 8.0 billion yen (73 million U.S. dollars) was recorded, compared to an operating loss of 12.1 billion yen in the same quarter of the previous fiscal year.  This improvement was primarily due to cost reductions and an improvement in the product mix reflecting the shift to high value-added models, partially offset by a decrease in the average selling price of LCD televisions.

In Televisions, sales increased 14.7% year-on-year to 199.7 billion yen (1,832 million U.S. dollars).  This significant increase was primarily due to the above-mentioned significant increase in unit sales of LCD televisions, and the favorable impact of foreign exchange rates.  Operating income* of 4.9 billion yen (45 million U.S. dollars) was recorded, compared to an operating loss of 9.3 billion yen in the same quarter of the previous fiscal year.  This improvement was primarily due to cost reductions and an improvement in the product mix of LCD televisions reflecting a shift to high value-added models, partially offset by a decrease in the average selling price.

*	The operating income (loss) in Televisions excludes restructuring charges, which are included in the overall segment results and are not allocated to product categories.

Devices

	(Billions of yen, millions of U.S. dollars)

	Second Quarter ended September 30

	2013	2014	Change in yen	2014
Sales and operating revenue	¥201.3	¥247.7	+23.1%	$2,273

Operating income	11.9	29.6	+149.0	271

The Devices segment includes the Semiconductors and Components categories.  Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income of the Devices segment of the comparable prior period have been reclassified to conform to the current presentation.

Sales increased 23.1% year-on-year (an 18% increase on a constant currency basis) to 247.7 billion yen (2,273 million U.S. dollars).  This significant increase was primarily due to a significant increase in sales of image sensors reflecting higher demand for mobile products, a significant increase in sales of camera modules, as well as the favorable impact of foreign exchange rates.  Sales to external customers increased 25.1% year-on-year.

Operating income increased 17.7 billion yen year-on-year to 29.6 billion yen (271 million U.S. dollars).  This significant increase was primarily due to the above-mentioned increase in sales of image sensors, the favorable impact of foreign exchange rates and an improvement in the results of the battery business.

*    *    *    *    *

Total inventory of the five Electronics* segments above as of September 30, 2014 was 823.0 billion yen (7,550 million U.S. dollars), an increase of 8.8 billion yen, or 1.1% year-on-year.  Inventory increased by 141.6 billion yen, or 21.0% compared with the level as of June 30, 2014.

* The term “Electronics” refers to the sum of the MC, G&NS, IP&S, HE&S and Devices segments.

In connection with the realignment made from the first quarter of the fiscal year ending March 31, 2015, total inventory of the five Electronics segments as of September 30, 2013 has been reclassified to conform to the presentation for the fiscal year ending March 31, 2015.  For further details, please see page 1.

*    *    *    *    *

Pictures

	(Billions of yen, millions of U.S. dollars)

	Second Quarter ended September 30

	2013	2014	Change in yen	2014
Sales and operating revenue	¥177.8	¥182.2	+2.4%	$1,671

Operating loss	(17.8)	(1.0)	-	(10)

The Pictures segment is comprised of the Motion Pictures, Television Productions, and Media Networks categories.  Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 2.4% year-on-year (a 3% decrease on a constant currency (U.S. dollar) basis) to 182.2 billion yen (1,671 million U.S. dollars) primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar.  The decrease on a U.S. dollar basis was primarily due to a decrease in sales for Motion Pictures, reflecting lower theatrical revenues, partially offset by higher home entertainment and television licensing revenues.  Theatrical revenues decreased as the same quarter of the previous fiscal year benefited from a higher number of theatrical releases.  Home entertainment and television licensing revenues were higher as the current year benefited from the home entertainment releases of The Amazing Spider-Man 2 and Heaven is for Real and from the television licensing sales of Men In Black 3 and The Amazing Spider-Man.

Operating loss decreased 16.7 billion yen year-on-year to 1.0 billion yen (10 million U.S. dollars) as the same quarter of the previous fiscal year included higher marketing expenses as a result of a higher number of theatrical releases as well as the underperformance of White House Down.

Music

	(Billions of yen, millions of U.S. dollars)

	Second Quarter ended September 30

	2013	2014	Change in yen	2014
Sales and operating revenue	¥115.0	¥116.8	+1.5%	$1,071

Operating income	9.7	11.8	+21.9	108

The Music segment is comprised of the Recorded Music, Music Publishing and Visual Media and Platform categories.  Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

The results presented in Music include the yen-translated results of Sony Music Entertainment (“SME”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC (“Sony/ATV”), a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales increased 1.5 % year-on-year (a 2% decrease on a constant currency basis) to 116.8 billion yen (1,071 million U.S. dollars).  The decrease in sales on a constant currency basis is primarily due to lower Music Publishing and Recorded Music sales, partially offset by higher Visual Media and Platform sales.  On a constant currency basis, sales of Music Publishing decreased primarily due to a decrease in revenue outside of the U.S.  Recorded Music sales decreased slightly as the worldwide decline in physical and digital download sales were partially offset by higher digital streaming revenues.  Visual Media and Platform sales increased mainly due to higher sales of animation products.  Best-selling titles included Barbra Streisand’s Partners, Chris Brown’s X and Sia’s 1000 Forms of Fear.

Operating income increased 2.1 billion yen year-on-year to 11.8 billion yen (108 million U.S. dollars).  This increase was primarily due to an improvement in equity in net income (loss) from EMI Music Publishing and a reduction in selling, general and administrative expenses.

Financial Services

	(Billions of yen, millions of U.S. dollars)

	Second quarter ended September 30

	2013	2014	Change in yen	2014
Financial services revenue	¥243.7	¥269.6	+10.6%	$2,473

Operating income	38.4	47.7	+24.2	437

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”).  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Certain figures for the fiscal year ended March 31, 2014 have been revised from the versions previously disclosed.  For details, please see Note 8 on page F-19.

Financial services revenue increased 10.6% year-on-year to 269.6 billion yen (2,473 million U.S. dollars) primarily due to an increase in revenue at Sony Life.  Revenue at Sony Life increased 12.1% year-on-year to 242.5 billion yen (2,225 million U.S. dollars), mainly due to an improvement in investment performance in the separate account resulting from a larger rise in the Japanese stock market compared to the same quarter of the previous fiscal year, as well as an increase in insurance premium revenue reflecting an increase in policy amount in force.

Operating income increased 9.3 billion yen year-on-year to 47.7 billion yen (437 million U.S. dollars).  This increase was mainly due to an increase in operating income at Sony Life.  Operating income at Sony Life increased 9.3 billion yen year-on-year to 45.7 billion yen (419 million U.S. dollars) primarily due to an improvement in investment performance in the general account.

All Other

	(Billions of yen, millions of U.S. dollars)

	Second quarter ended September 30

	2013	2014	Change in yen	2014
Sales and operating revenue	¥212.0	¥108.6	-48.8%	$997

Operating loss	(2.5)	(18.2)	-	(165)

All Other includes the PC business.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating loss of All Other of the comparable prior period have been reclassified to conform to the current presentation.

Sales decreased 48.8% year-on-year (a 51% decrease on a constant currency basis) to 108.6 billion yen (997 million U.S. dollars).  This decrease was primarily due to a significant decrease year-on-year in unit sales of PCs reflecting Sony’s exit from the PC business.

Operating loss increased 15.7 billion yen year-on-year to 18.2 billion yen (165 million U.S. dollars).  This deterioration was primarily due to a gain of 12.8 billion yen from the sale of certain shares of M3 recorded in the same quarter of the previous fiscal year and the recording of PC exit costs in the current quarter.  The following table provides PC exit costs and the total PC operating loss.

		(Billions of yen, millions of U.S. dollars)
		Second quarter ended September 30, 2014
		All Other	Corporate and Elimination	Consolidated Total	Year-on-year change		Consolidated Total
(I)	Restructuring charges	¥3.3	¥0.9	¥4.1	¥	+4.1	$38
(II)	After-sales service expenses etc.	3.5	-	3.5		+3.5	33
PC exit costs (I+II)		6.8	0.9	7.7		+7.7	70
Operating loss excluding exit costs		(5.1)	-	(5.1)		+2.3	(47)
Total PC operating loss		¥(11.9)	¥(0.9)	¥(12.8)		¥(5.4)	$(117)

*    *    *    *    *

Consolidated Results for the Six Months ended September 30, 2014

For Consolidated Statements of Income and Business Segment Information for the six months ended September 30, 2014 and 2013, please refer to pages F-3 and F-7 respectively.

Sales for the six months ended September 30, 2014 (“the current six months”) increased 6.5% year-on-year to 3,711.4 billion yen (34,050 million U.S. dollars).  This increase was primarily due to the significant increase in sales in the G&NS segment and the favorable impact of foreign exchange rates, partially offset by a significant decrease in sales in All Other, primarily related to Sony’s exit from the PC business.

During the current six months, the average rates of the yen were 103.1 yen against the U.S. dollar and 139.0 yen against the euro, which were 4.1% lower and 6.5% lower, respectively, as compared with the same period in the previous fiscal year.  On a constant currency basis, consolidated sales increased 3%.  For further detail about sales on a constant currency basis, see Note on page 11.

In the MC segment, sales increased primarily due to the favorable impact of foreign exchange rates.  In the G&NS segment, sales increased significantly primarily due to the contribution of PS4 hardware sales, as well as a significant increase in network services revenues accompanying the launch of the PS4.  In the IP&S segment, sales decreased primarily due to lower sales of video cameras and digital cameras.  In the HE&S segment, sales increased primarily due to a significant increase in sales of televisions and the favorable impact of foreign exchange rates.  In the Devices segment, sales increased significantly mainly due to an increase in sales of image sensors for mobile devices and the favorable impact of foreign exchange rates.  In the Pictures segment, sales increased significantly due to higher home entertainment and television licensing revenues for Motion Pictures as well as the favorable impact of the depreciation of the yen against the U.S. dollar.  In the Music segment, sales increased primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar and an increase in Visual Media and Platform sales, partially offset by a decrease in Recorded Music sales.  In the Financial Services segment, revenue increased primarily due to higher insurance premiums revenue and an improvement in investment performance in the general account at Sony Life.

Operating loss of 15.8 billion yen (145 million U.S. dollars) was recorded, compared to operating income of 49.4 billion yen in the same period of the previous fiscal year.  This deterioration was primarily due to the impairment of goodwill of 176.0 billion yen (1,615 million U.S. dollars) recorded in the MC segment, partially offset by a significant improvement in the operating results of the G&NS, IP&S, HE&S, Devices, Pictures and Financial Services segments.

Operating loss during the current six months includes a net benefit of 5.1 billion yen (47 million U.S. dollars) from insurance recoveries related to damages and losses incurred from the Floods.  The same period of the previous fiscal year included a gain of 12.8 billion yen from the sale of certain shares of M3, a net benefit of 7.1 billion yen from insurance recoveries related to damages and losses incurred from the Floods and a benefit of 7.0 billion yen from the reversal of a patent royalty accrual.

In the MC segment, operating results significantly detriorated year-on-year mainly due to the above-mentioned impairment charge recorded in this segment as well as an increase in marketing expenses.  In the G&NS segment, operating results improved significantly year-on-year primarily due to the contribution of PS4 hardware and software.  In the IP&S segment, operating income increased significantly year-on-year primarily due to a reduction in costs and an improvement in product mix reflecting a shift to high value-added models.  In the HE&S segment, operating income was recorded compared to a loss in the same period of the previous fiscal year primarily due to cost reductions and an improvement in product mix reflecting a shift to high value-added models.  In the Devices segment, operating income increased significantly mainly due to the increase in sales of image sensors.  In the Pictures segment, operating results improved significantly primarily due to the stronger performance of the current fiscal year’s film release slate as the previous fiscal year reflected the underperformance of White House Down and After Earth, partially offset by the gain recognized on the sale of SPE’s music publishing catalog in the same period of the previous fiscal year.  In the Music segment, operating income increased primarily due to the impact of an increase in Visual Media and Platform sales and a reduction in selling, general and administrative expenses.  In the Financial Services segment, operating income increased primarily due to an improvement in investment performance in the general account at Sony Life.

Restructuring charges, recorded as operating expenses, amounted to 24.7 billion yen (226 million U.S. dollars) for the current six months compared to 12.5 billion yen for the same period of the previous fiscal year.

Equity in net income of affiliated companies, recorded within operating loss was 3.8 billion yen (35 million U.S. dollars), compared to a loss of 2.5 billion yen in the same period of the previous fiscal year.  This improvement was mainly due to the improvement of equity in net income for Intertrust Technologies Corporation.

The net effect of other income and expenses was an expense of 5.8 billion yen (53 million U.S. dollars), compared to income of 1.1 billion yen in the same period of the previous fiscal year.  This was primarily due to a decrease in other non-operating income.

Loss before income taxes was 21.6 billion yen (198 million U.S. dollars) compared to income of 50.5 billion yen in the same period of the previous fiscal year.

Income taxes: During the current six months, Sony recorded 56.1 billion yen (515 million U.S. dollars) of income tax expense.  Income tax expense was recorded despite the net loss before income taxes primarily due to nondeductible goodwill impairments recorded during the current six months.

Net loss attributable to Sony Corporation’s stockholders for the current six months increased 92.7 billion yen year-on-year to 109.2 billion yen (1,001 million U.S. dollars).

*    *    *    *    *

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-17.

In the Financial Services segment, certain figures for the fiscal year ended March 31, 2014 have been revised from the versions previously disclosed.  For further details, please see Note 8 on page F-19.

Operating Activities: During the current six months, there was a net cash inflow of 104.1 billion yen (955 million U.S. dollars) from operating activities, compared to a net cash outflow of 12.8 billion yen in the same period of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 110.2 billion yen (1,011 million U.S. dollars) for the current six months, a decrease of outflow of 104.1 billion yen, or 48.6% year-on-year.  This decrease of outflow was primarily due to the positive impact of an improvement in net income (loss) after taking into account non-cash adjustments (including depreciation and amortization, other operating (income) expenses, net, deferred income taxes and equity in net income (loss) of affiliated companies), a smaller increase in inventories, and a smaller increase in other receivables from component assembly companies, included in other current assets.  This decrease of outflow was partially offset by the negative impact of a smaller year-on-year increase in notes and accounts payable, trade.

The Financial Services segment had a net cash inflow of 222.1 billion yen (2,038 million U.S. dollars), an increase of 13.9 billion yen, or 6.7% year-on-year.  This increase was primarily due to an increase of insurance premiums revenue in line with a growing policy amount in force at Sony Life.

Investing Activities: During the current six months, Sony used 282.9 billion yen (2,595 million U.S. dollars) of net cash in investing activities, an increase of 58.7 billion yen, or 26.2% year-on-year.

For all segments excluding the Financial Services segment, there was a 0.1 billion yen (1 million U.S. dollars) net cash outflow, compared to a 7.7 billion yen net cash inflow in the same period of the previous fiscal year.  This was primarily due to a year-on-year decrease in proceeds from the sales of fixed assets and investment securities.  Sales of fixed assets and investment securities in the current six months included the intersegment sale of Sony Corporation’s headquarters’ land to Sony Life, the sale of certain buildings and premises at the Gotenyama Technology Center in Japan and the sale of Sony’s shares in SQUARE ENIX HOLDINGS CO., LTD.

The Financial Services segment used 282.8 billion yen (2,594 million U.S. dollars) of net cash, an increase of 51.0 billion yen, or 22.0% year-on-year.  This increase was mainly due to the intersegment purchase of Sony Corporation’s headquarters’ land by Sony Life, which is eliminated in the consolidated financial statements.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined*1 for the current six months was 110.3 billion yen (1,012 million U.S. dollars), a decrease of 96.3 billion yen, or 46.6% year-on-year.

Financing Activities: During the current six months, 273.0 billion yen (2,505 million U.S. dollars) of net cash and cash equivalents was used in financing activities, compared to 111.2 billion yen of net cash and cash equivalents provided in the same period of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 255.4 billion yen (2,343 million U.S. dollars) net cash outflow, compared to a 84.8 billion yen net cash inflow in the same period of the previous fiscal year.  This was primarily due to an issuance of straight bonds for Japanese retail investors in the same period of the previous fiscal year and the redemption of straight bonds and the repayment of a syndicated loan in the current six months.

In the Financial Services segment, financing activities used 25.5 billion yen (234 million U.S. dollars) of net cash, compared to 19.7 billion yen of net cash provided in the same period of the previous fiscal year.  This was mainly due to a larger decrease in customer deposits at Sony Bank, compared to the figure in the same period of the previous fiscal year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at September 30, 2014 was 610.5 billion yen (5,601 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 456.3 billion yen (4,186 million U.S. dollars) at September 30, 2014, a decrease of 71.7 billion yen, or 13.6% compared with the balance as of September 30, 2013, and a decrease of 349.8 billion yen, or 43.4% compared with the balance as of March 31, 2014.  Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 749.7 billion yen (6,878 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at September 30, 2014.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 154.2 billion yen (1,415 million U.S. dollars) at September 30, 2014, a decrease of 43.4 billion yen, or 22.0% compared with the balance as of September 30, 2013, and a decrease of 86.1 billion yen, or 35.8% compared with the balance as of March 31, 2014.

*1
Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-17.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Six months ended September 30
	2013	2014	2014

Net cash provided (used in) operating activities reported in the consolidated statements of cash flows	¥(12.8)	¥104.1	$955
Net cash used in investing activities reported in the consolidated statements of cash flows	(224.1)	(282.9)	(2,595)
	(236.9)	(178.8)	(1,640)

Less: Net cash provided by operating activities within the Financial Services segment	208.2	222.1	2,038
Less: Net cash used in investing activities within the Financial Services segment	(231.8)	(282.8)	(2,594)
Eliminations *2	6.7	7.8	72

Cash flow used in operating and investing activities combined excluding the Financial Services segment’s activities	¥(206.6)	¥(110.3)	$(1,012)

*2	Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *

Note

The descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter.  In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.  Sales on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

*    *    *    *    *

Outlook for the Fiscal Year ending March 31, 2015

The forecast for consolidated results for the fiscal year ending March 31, 2015, as announced on September 17, 2014, remains unchanged, as per the table below:

The forecasts for consolidated operating income (loss), income (loss) before income taxes and net loss attributable to Sony Corporation’s stockholders were updated on September 17, 2014 solely to reflect the approximately 180 billion yen impairment of goodwill in the MC segment.  No other factors were incorporated into the revisions in the forecast announced on September 17, 2014.

	(Billions of yen)				Change - October Forecast vs.
	October Forecast	September Forecast	July Forecast	March 31, 2014 Results	September Forecast	March 31, 2014 Results
Sales and operating revenue	¥7,800	¥7,800	¥7,800	¥7,767.3	-%		+0.4%
Operating income (loss)	(40)	(40)	140	26.5	-		¥-66.5	bil
Income (loss) before income taxes	(50)	(50)	130	25.7	-		¥-75.7	bil
Net loss attributable to Sony Corporation’s stockholders	(230)	(230)	(50)	(128.4)	-	¥	- 01.6	bil

Assumed foreign currency exchange rates for the remainder of the fiscal year ending March 31, 2015: approximately 110 yen to the U.S. dollar and approximately 138 yen to the euro.  (Assumed foreign currency exchange rates for the remainder of the fiscal year ending March 31, 2015 at the time of the July and September forecasts: approximately 103 yen to the U.S. dollar and approximately 137 yen to the euro.)

The consolidated sales forecast for the current fiscal year remains unchanged from the September forecast as the favorable impact of the depreciation of the yen is expected to be offset by a downward revision in the sales forecasts for the HE&S, Pictures and MC segments.  The consolidated operating loss forecast remains unchanged from the September forecast.

Costs related to the exit from the PC business and other strategic management initiatives are expected to be approximately 311 billion yen for Sony Group, an increase of 176 billion yen above the July forecast, primarily due to the recording of goodwill impairment charges in the MC segment.  Such costs in the previous fiscal year were 177.4 billion yen.  The above costs have been incorporated into the consolidated operating loss forecast as an operating expense.  Of the above costs, approximately 85 billion yen is expected to be recorded as restructuring charges, an increase of 5 billion yen compared to the July forecast, due to an increase in restructuring charges primarily in the MC segment (restructuring charges in the previous fiscal year were 80.6 billion yen).

The forecast for each business segment has been revised as follows:

	(Billions of yen)				Change - October Forecast vs.
	October Forecast	July Forecast*		March 31, 2014 Results	July Forecast			March 31, 2014 Results
Mobile Communications
Sales and operating revenue	¥1,350	¥1,360		¥1,191.8		-0.7%			+13.3%
Operating income (loss)	(204)	(180	)*	12.6		¥-24	bil		¥-216.6	bil
Game & Network Services
Sales and operating revenue	1,290	1,240		1,043.9		+4.0%			+23.6%
Operating income (loss)	35	25		(18.8)	¥	+10	bil	¥	+53.8	bil
Imaging Products & Solutions
Sales and operating revenue	710	700		741.2		+1.4%			-4.2%
Operating income	52	38		26.3	¥	+14	bil	¥	+25.7	bil
Home Entertainment & Sound
Sales and operating revenue	1,200	1,230		1,168.6		-2.4%			+2.7%
Operating income (loss)	10	10		(25.5)		-		¥	+35.5	bil
Devices
Sales and operating revenue	890	870		773.0		+2.3%			+15.1%
Operating income (loss)	67	51		(12.4)	¥	+16	bil	¥	+79.4	bil
Pictures
Sales and operating revenue	860	880		829.6		-2.3%			+3.7%
Operating income	58	65		51.6		¥-7	bil	¥	+6.4	bil
Music
Sales and operating revenue	510	500		503.3		+2.0%			+1.3%
Operating income	50	48		50.2	¥	+2	bil		¥-0.2	bil
Financial Services
Financial services revenue	1,000	1,000		993.8		-			+0.6%
Operating income	164	164		170.3		-			¥-6.3	bil
All Other, Corporate and Elimination
Operating loss	(272)	(261)		(227.8)		¥-11	bil		¥-44.2	bil
Consolidated
Sales and operating revenue	7,800	7,800		7,767.3		-			+0.4%
Operating income (loss)	(40)	(40	)*	26.5		-			¥-66.5	bil

* Operating income (loss) for the July forecast has been adjusted to reflect the approximately 180 billion yen impairment of goodwill for the MC segment that was announced on September 17, 2014.  The July forecasts for the other segments are those initially announced.

Mobile Communications
Sales are expected to be below the July forecast primarily due to an expected decrease in the annual unit sales of smartphones mainly in China, partially offset by the favorable impact of foreign exchange rates.  Operating loss is expected to be larger than the July forecast primarily due to the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated hardware costs in the segment, the impact of a decrease in sales and the expected recording of restructuring charges mainly related to initiatives to reduce headcount in this segment as announced on September 17, 2014.  The October forecast for operating loss also includes the 176 billion yen impairment charge recorded in the current quarter.

Game & Network Services
Sales are expected to be higher than the July forecast primarily due to the favorable impact of foreign exchange rates and the strong performance of the PS4.  Operating income is expected to be above the July forecast primarily due to the above-mentioned increase in sales, partially offset by the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs in the segment.

Imaging Products & Solutions
Sales are expected to be above the July forecast primarily due to the favorable impact of foreign exchange rates and an upward revision in the annual unit sales forecast for digital cameras.  Operating income is expected to be above the July forecast primarily due to cost reductions and the favorable impact of foreign exchange rates.

Home Entertainment & Sound
Sales are expected to be below the July forecast mainly due to a downward revision in the annual unit sales forecast for LCD televisions, partially offset by the favorable impact of foreign exchange rates.  Operating income is expected to remain unchanged from the July forecast mainly due to cost reductions being offset primarily by the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs in the segment and the above-mentioned decrease in sales.

Devices
Sales are expected to be higher than the July forecast primarily due to the favorable impact of foreign exchange rates and an anticipated increase in sales of image sensors.  Operating income is expected to be higher than the July forecast primarily due to the favorable impact of foreign exchange rates and the above-mentioned increase in sales.

Pictures
Sales are expected to be lower than the July forecast primarily due to an expected decrease in Motion Pictures and Media Networks revenues, partially offset by the favorable impact of the depreciation of the yen against the U.S. dollars.  Operating income is expected to be lower than the July forecast primarily due to the above-mentioned decrease in Motion Pictures and Media Networks revenues.

Music
Sales and operating income are expected to be higher than the July forecast primarily due to the favorable impact of foreign exchange rates.

The forecasts for the Financial Services segment remains unchanged from the July forecast.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

Sony’s forecast for capital expenditures, depreciation and amortization, as well as research and development expenses for the current fiscal year, announced on July 31, 2014, has been changed as per the table below.

Consolidated

	(Billions of yen)			Change - October Forecast vs.
	October Forecast	July Forecast	March 31, 2014 Results	July Forecast	March 31, 2014 Results
Capital expenditures*	¥295	¥295	¥261.0	-%	+13.0%
[additions to property, plant and equipment (included above)	195	195	¥164.6	-	+18.5	]
[additions to intangible assets (included above) *	100	100	¥96.4	-	+3.7	]
Depreciation and amortization**	355	365	376.7	-2.7	-5.8
[for property, plant and equipment (included above)	170	175	195.8	-2.9	-13.2	]
[for intangible assets (included above)	185	190	135.7	-2.6	+36.4	]
Research and development expenses	485	485	466.0	-	+4.1
*	Does not include the increase in intangible assets resulting from business acquisitions.
**	The forecast for depreciation and amortization includes amortization expenses for deferred insurance acquisition costs.

Sony without Financial Services

	(Billions of yen)			Change - October Forecast vs.
	October Forecast	July Forecast	March 31, 2014 Results	July Forecast	March 31, 2014 Results
Capital expenditures*	¥284	¥284	¥250.8	-%	+13.3%
[additions to property, plant and equipment (included above)	193	193	161.4	-	+19.6	]
[additions to intangible assets (included above) *	91	91	89.4	-	+1.8	]
Depreciation and amortization	293	299	322.3	-2.0	-9.1
[for property, plant and equipment (included above)	169	174	194.9	-2.9	-13.3	]
[for intangible assets (included above)	124	125	127.4	-0.8	-2.7	]
* Does not include the increase in intangible assets resulting from business acquisitions.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)
the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and

(xv)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:
Tokyo	New York	London
Atsuko Murakami	Justin Hill	Haruna Nagai
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)20-7426-8696

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/14q2_sonypre.pdf

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	September 30	Change from		September 30
ASSETS	2014	2014	March 31, 2014		2014
Current assets:
Cash and cash equivalents	¥1,046,466	¥610,509		¥-435,957	$5,601
Marketable securities	832,566	936,729		+104,163	8,594
Notes and accounts receivable, trade	946,553	1,075,558		+129,005	9,868
Allowance for doubtful accounts and sales returns	(75,513)	(73,238)		+2,275	(672)
Inventories	733,943	946,812		+212,869	8,686
Other receivables	224,630	326,274		+101,644	2,993
Deferred income taxes	53,068	54,064		+996	496
Prepaid expenses and other current assets	443,173	475,773		+32,600	4,365
Total current assets	4,204,886	4,352,481		+147,595	39,931

Film costs	275,799	295,121		+19,322	2,708

Investments and advances:
Affiliated companies	181,263	179,542		-1,721	1,647
Securities investments and other	7,737,748	7,958,170		+220,422	73,011
	7,919,011	8,137,712		+218,701	74,658

Property, plant and equipment:
Land	125,890	125,995		+105	1,156
Buildings	674,841	685,467		+10,626	6,289
Machinery and equipment	1,705,774	1,732,751		+26,977	15,896
Construction in progress	39,771	41,975		+2,204	385
	2,546,276	2,586,188		+39,912	23,726
Less-Accumulated depreciation	1,796,266	1,835,048		+38,782	16,835
	750,010	751,140		+1,130	6,891

Other assets:
Intangibles, net	675,663	663,842		-11,821	6,090
Goodwill	691,803	538,131		-153,672	4,937
Deferred insurance acquisition costs	497,772	512,015		+14,243	4,697
Deferred income taxes	105,442	96,171		-9,271	882
Other	213,334	222,391		+9,057	2,041
	2,184,014	2,032,550		-151,464	18,647

Total assets	¥15,333,720	¥15,569,004	¥	+235,284	$142,835

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥111,836	¥112,143	¥	+307	$1,029
Current portion of long-term debt	265,918	136,551		-129,367	1,253
Notes and accounts payable, trade	712,829	889,973		+177,144	8,165
Accounts payable, other and accrued expenses	1,175,413	1,216,547		+41,134	11,161
Accrued income and other taxes	81,842	125,250		+43,408	1,149
Deposits from customers in the banking business	1,890,023	1,824,665		-65,358	16,740
Other	545,753	553,970		+8,217	5,082
Total current liabilities	4,783,614	4,859,099		+75,485	44,579

Long-term debt	916,648	745,832		-170,816	6,842
Accrued pension and severance costs	284,963	281,644		-3,319	2,584
Deferred income taxes	410,896	421,663		+10,767	3,868
Future insurance policy benefits and other	3,824,572	3,982,461		+157,889	36,536
Policyholders’ account in the life insurance business	2,023,472	2,130,408		+106,936	19,545
Other	302,299	304,439		+2,140	2,794
Total liabilities	12,546,464	12,725,546		+179,082	116,748

Redeemable noncontrolling interest	4,115	4,277		+162	39

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	646,654	696,908		+50,254	6,394
Additional paid-in capital	1,127,090	1,175,267		+48,177	10,782
Retained earnings	940,262	830,729		-109,533	7,621
Accumulated other comprehensive income	(451,585)	(411,975)		+39,610	(3,779)
Treasury stock, at cost	(4,284)	(4,160)		+124	(38)
	2,258,137	2,286,769		+28,632	20,980

Noncontrolling interests	525,004	552,412		+27,408	5,068
Total equity	2,783,141	2,839,181		+56,040	26,048
Total liabilities and equity	¥15,333,720	¥15,569,004	¥	+235,284	$142,835

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended September 30
	2013	2014	Change from 2013	2014
Sales and operating revenue:
Net sales	¥1,511,040	¥1,606,159		$14,736
Financial services revenue	242,495	268,192		2,460
Other operating revenue	20,700	27,160		249
	1,774,235	1,901,511	+7.2%	17,445

Costs and expenses:
Cost of sales	1,155,115	1,168,883		10,724
Selling, general and administrative	412,378	419,203		3,846
Financial services expenses	203,596	220,831		2,026
Other operating (income) expense, net	(12,808)	178,811		1,640
	1,758,281	1,987,728	+13.0	18,236

Equity in net income (loss) of affiliated companies	(2,025)	629	-	6

Operating income (loss)	13,929	(85,588)	-	(785)

Other income:
Interest and dividends	5,557	2,337		21
Gain on sale of securities investments, net	116	2,386		22
Other	908	1,465		14
	6,581	6,188	-6.0	57

Other expenses:
Interest	7,092	6,047		55
Foreign exchange loss, net	5,744	2,592		24
Other	2,545	1,916		18
	15,381	10,555	-31.4	97

Income (loss) before income taxes	5,129	(89,955)	-	(825)

Income taxes	11,339	30,078		276

Net loss	(6,210)	(120,033	-	(1,101)

Less - Net income attributable to noncontrolling interests	13,421	15,936		146

Net loss attributable to Sony Corporation’s stockholders	¥(19,631)	¥(135,969)	-%	$(1,247)

Per share data:
Net loss attributable to Sony Corporation’s
stockholders
— Basic	¥(19.25)	¥(124.32)	-%	$(1.14)
— Diluted	(19.25)	(124.32)	-	(1.14)

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
	2013	2014	Change from 2013	2014

Net loss	¥(6,210)	¥(120,033)	-%	$(1,101)

Other comprehensive income, net of tax –
Unrealized gains on securities	17,440	13,191		121
Unrealized gains on derivative instruments	402	-		-
Pension liability adjustment	63	414		4
Foreign currency translation adjustments	1,423	51,557		473

Total comprehensive income (loss)	13,118	(54,871)	-	(503)

Less - Comprehensive income attributable	19,389	19,655		180
to noncontrolling interests

Comprehensive loss attributable to Sony Corporation’s stockholders	¥(6,271)	¥(74,526)	-%	$(683)

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Six months ended September 30
	2013	2014	Change from 2013	2014
Sales and operating revenue:
Net sales	¥2,949,976	¥3,145,965		$28,862
Financial services revenue	492,665	513,942		4,715
Other operating revenue	43,013	51,512		473
	3,485,654	3,711,419	+6.5%	34,050

Costs and expenses:
Cost of sales	2,253,995	2,319,722		21,283
Selling, general and administrative	797,371	829,650		7,611
Financial services expenses	407,893	422,509		3,876
Other operating (income) expense, net	(25,481)	159,142		1,460
	3,433,778	3,731,023	+8.7	34,230

Equity in net income (loss) of affiliated companies	(2,450)	3,830	-	35

Operating income (loss)	49,426	(15,774)	-	(145)

Other income:
Interest and dividends	9,444	5,752		53
Gain on sale of securities investments, net	616	7,586		70
Foreign exchange gain, net	447	-		－
Other	9,370	2,082		19
	19,877	15,420	-22.4	142

Other expenses:
Interest	14,048	12,459		114
Foreign exchange loss, net	-	4,568		42
Other	4,733	4,197		39
	18,781	21,224	+13.0	195

Income (loss) before income taxes	50,522	(21,578)	-	(198)

Income taxes	37,807	56,124		515

Net income (loss)	12,715	(77,702)	-	(713)

Less - Net income attributable to noncontrolling interests	29,219	31,459		288

Net loss attributable to Sony Corporation’s
stockholders	¥(16,504)	¥(109,161)	-%	$(1,001)

Per share data:
Net loss attributable to Sony Corporation’s
stockholders
— Basic	¥(16.25)	¥(102.14)	-%	$(0.94)
— Diluted	(16.25)	(102.14)	-	(0.94)

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2013	2014	Change from 2013	2014

Net income (loss)	¥12,715	¥(77,702)	-%	$(713)

Other comprehensive income, net of tax –
Unrealized gains on securities	2,546	15,066		138
Unrealized gains on derivative instruments	595	－		－
Pension liability adjustment	(3,184)	750		7
Foreign currency translation adjustments	63,795	30,717		282

Total comprehensive income (loss)	76,467	(31,169)	-	(286)

Less - Comprehensive income attributable	25,599	38,382		352
to noncontrolling interests

Comprehensive income (loss) attributable to Sony Corporation’s stockholders	¥50,868	¥(69,551)	-%	$(638)

Supplemental equity and comprehensive income information
	(Millions of yen, millions of U.S. dollars)
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	¥2,192,262	¥479,742	¥2,672,004
Exercise of stock acquisition rights	38		38
Conversion of zero coupon convertible bonds	25,520		25,520
Stock based compensation	471		471

Comprehensive income:
Net income (loss)	(16,504)	29,219	12,715
Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	6,312	(3,766)	2,546
Unrealized gains on derivative instruments	595		595
Pension liability adjustment	(3,191)	7	(3,184)
Foreign currency translation adjustments	63,656	139	63,795
Total comprehensive income	50,868	25,599	76,467

Dividends declared	(12,970)	(6,878)	(19,848)
Transactions with noncontrolling interests shareholders and other	101	227	328
Balance at September 30, 2013	¥2,256,290	¥498,690	¥2,754,980

Balance at March 31, 2014	¥2,258,137	¥525,004	¥2,783,141
Exercise of stock acquisition rights	91		91
Conversion of zero coupon convertible bonds	100,400		100,400
Stock based compensation	529		529

Comprehensive income:
Net income (loss)	(109,161)	31,459	(77,702)
Other comprehensive income, net of tax –
Unrealized gains on securities	10,427	4,639	15,066
Pension liability adjustment	788	(38)	750
Foreign currency translation adjustments	28,395	2,322	30,717
Total comprehensive income (loss)	(69,551)	38,382	(31,169)

Dividends declared		(12,270)	(12,270)
Transactions with noncontrolling interests shareholders and other	(2,837)	1,296	(1,541)
Balance at September 30, 2014	¥2,286,769	¥552,412	¥2,839,181

	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2014	$20,717	$4,817	$25,534
Exercise of stock acquisition rights	1		1
Conversion of zero coupon convertible bonds	921		921
Stock based compensation	5		5

Comprehensive income:
Net income (loss)	(1,001)	288	(713)
Other comprehensive income, net of tax –
Unrealized gains on securities	95	43	138
Pension liability adjustment	7	0	7
Foreign currency translation adjustments	261	21	282
Total comprehensive income (loss)	(638)	352	(286)

Dividends declared		(113)	(113)
Transactions with noncontrolling interests shareholders and other	(26)	12	(14)
Balance at September 30, 2014	$20,980	$5,068	$26,048

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2013	2014	2014
Cash flows from operating activities:
Net income (loss)	¥12,715	¥(77,702)	$(713)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred	188,956	166,747	1,530
insurance acquisition costs
Amortization of film costs	116,847	127,868	1,173
Stock-based compensation expense	612	592	5
Accrual for pension and severance costs, less payments	(3,672)	(5,754)	(53)
Other operating (income) expense, net	(25,481)	159,142	1,460
Gain on sale or devaluation of securities investments, net	(531)	(7,582)	(70)
Gain on revaluation of marketable securities held in the financial	(35,062)	(37,019)	(340)
services business for trading purposes, net
Gain on revaluation or impairment of securities investments held	(2,778)	(1,251)	(11)
in the financial services business, net
Deferred income taxes	(11,131)	(1,783)	(16)
Equity in net loss of affiliated companies, net of dividends	4,145	681	6
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(70,549)	(102,544)	(941)
Increase in inventories	(240,382)	(190,425)	(1,747)
Increase in film costs	(148,661)	(129,316)	(1,186)
Increase in notes and accounts payable, trade	260,074	163,389	1,499
Increase in accrued income and other taxes	16,022	19,036	175
Increase in future insurance policy benefits and other	205,663	223,669	2,052
Increase in deferred insurance acquisition costs	(37,982)	(38,560)	(354)
Increase in marketable securities held in the financial services	(14,469)	(30,631)	(281)
business for trading purposes
Increase in other current assets	(151,311)	(100,128)	(919)
Increase (decrease) in other current liabilities	(39,003)	1,836	17
Other	(36,782)	(36,190)	(331)
Net cash provided by (used in) operating activities	(12,760)	104,075	955

Cash flows from investing activities:
Payments for purchases of fixed assets	(135,857)	(95,778)	(879)
Proceeds from sales of fixed assets	85,088	30,407	279
Payments for investments and advances by financial services business	(470,121)	(459,625)	(4,217)
Payments for investments and advances	(4,059)	(9,408)	(86)
(other than financial services business)
Proceeds from sales or return of investments and collections of advances	242,294	232,550	2,133
by financial services business
Proceeds from sales or return of investments and collections of advances	42,260	32,916	302
(other than financial services business)
Other	16,284	(13,921)	(127)
Net cash used in investing activities	(224,111)	(282,859)	(2,595)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	167,961	12,471	114
Payments of long-term debt	(44,106)	(231,652)	(2,125)
Increase (decrease) in short-term borrowings, net	10,508	(926)	(8)
Increase (decrease) in deposits from customers in the financial services	16,660	(22,750)	(209)
business, net
Dividends paid	(12,588)	(13,060)	(120)
Other	(27,248)	(17,100)	(157)
Net cash provided by (used in) financing activities	111,187	(273,017)	(2,505)

Effect of exchange rate changes on cash and cash equivalents	24,991	15,844	145

Net decrease in cash and cash equivalents	(100,693)	(435,957)	(4,000)
Cash and cash equivalents at beginning of the fiscal year	826,361	1,046,466	9,601

Cash and cash equivalents at end of the period	¥725,668	¥610,509	$5,601

Business Segment Information

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue	2013	2014	Change	2014
Mobile Communications
Customers	¥304,536	¥308,339	+1.2%	$2,829
Intersegment	52	24		0
Total	304,588	308,363	+1.2	2,829

Game & Network Services
Customers	145,073	285,754	+97.0	2,622
Intersegment	23,881	23,725		217
Total	168,954	309,479	+83.2	2,839

Imaging Products & Solutions
Customers	174,624	177,152	+1.4	1,625
Intersegment	882	1,458		14
Total	175,506	178,610	+1.8	1,639

Home Entertainment & Sound
Customers	263,383	281,559	+6.9	2,583
Intersegment	397	795		7
Total	263,780	282,354	+7.0	2,590

Devices
Customers	144,752	181,143	+25.1	1,662
Intersegment	56,537	66,569		611
Total	201,289	247,712	+23.1	2,273

Pictures
Customers	177,720	181,907	+2.4	1,669
Intersegment	120	276		2
Total	177,840	182,183	+2.4	1,671

Music
Customers	112,731	114,671	+1.7	1,052
Intersegment	2,240	2,081		19
Total	114,971	116,752	+1.5	1,071

Financial Services
Customers	242,495	268,192	+10.6	2,460
Intersegment	1,219	1,384		13
Total	243,714	269,576	+10.6	2,473

All Other
Customers	193,306	87,797	-54.6	805
Intersegment	18,712	20,847		192
Total	212,018	108,644	-48.8	997

Corporate and elimination	(88,425)	(102,162)	-	(937)
Consolidated total	¥1,774,235	¥1,901,511	+7.2%	$17,445

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Mobile Communications segment, the G&NS segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Operating income (loss)	2013	2014	Change		2014
Mobile Communications	¥8,802	¥(171,998)	－	%	$(1,578)
Game & Network Services	(4,164)	21,790	－		200
Imaging Products & Solutions	(2,308)	20,098	－		184
Home Entertainment & Sound	(12,094)	7,966	－		73
Devices	11,879	29,573	+149.0		271
Pictures	(17,756)	(1,041)	－		(10)
Music	9,696	11,815	+21.9		108
Financial Services	38,388	47,686	+24.2		437
All Other	(2,473)	(18,163)	－		(165)
Total	29,970	(52,274)	－		(480)

Corporate and elimination	(16,041)	(33,314)	－		(305)
Consolidated total	¥13,929	¥(85,588)	－	%	$(785)

The 2013 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 5.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the Home Entertainment & Sound (“HE&S”) segment, the operating income (loss) of Televisions, which primarily consists of LCD televisions, for the three months ended September 30, 2013 and 2014 was (9,262) million yen and 4,922 million yen, respectively.  The operating income (loss) of Televisions excludes restructuring charges which are included in the overall segment results and are not allocated to product categories.

Business Segment Information

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue	2013	2014	Change	2014
Mobile Communications
Customers	¥589,993	¥622,649	+5.5%	$5,712
Intersegment	61	32		1
Total	590,054	622,681	+5.5	5,713

Game & Network Services
Customers	260,167	517,122	+98.8	4,744
Intersegment	40,374	49,887		458
Total	300,541	567,009	+88.7	5,202

Imaging Products & Solutions
Customers	354,449	341,288	-3.7	3,131
Intersegment	1,945	1,922		18
Total	356,394	343,210	-3.7	3,149

Home Entertainment & Sound
Customers	537,497	566,612	+5.4	5,198
Intersegment	1,459	1,490		14
Total	538,956	568,102	+5.4	5,212

Devices
Customers	290,429	325,881	+12.2	2,990
Intersegment	101,236	105,919		971
Total	391,665	431,800	+10.2	3,961

Pictures
Customers	336,522	376,573	+11.9	3,455
Intersegment	233	380		3
Total	336,755	376,953	+11.9	3,458

Music
Customers	221,906	228,147	+2.8	2,093
Intersegment	5,024	5,468		50
Total	226,930	233,615	+2.9	2,143

Financial Services
Customers	492,665	513,942	+4.3	4,715
Intersegment	2,454	2,601		24
Total	495,119	516,543	+4.3	4,739

All Other
Customers	370,990	192,429	-48.1	1,765
Intersegment	35,512	44,987		413
Total	406,502	237,416	-41.6	2,178

Corporate and elimination	(157,262)	(185,910)	－	(1,705)
Consolidated total	¥3,485,654	¥3,711,419	+6.5%	$34,050

The G&NS intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Mobile Communications segment, the G&NS segment and the IP&S segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Operating income (loss)	2013	2014	Change		2014
Mobile Communications	¥21,368	¥(174,738)	－	%	$(1,603)
Game & Network Services	(20,534)	26,109	－		240
Imaging Products & Solutions	6,789	37,507	+452.5		344
Home Entertainment & Sound	(8,727)	15,627	－		143
Devices	22,724	42,109	+85.3		386
Pictures	(14,014)	6,790	－		62
Music	20,467	23,201	+13.4		213
Financial Services	83,497	91,458	+9.5		839
All Other	(19,394)	(36,595)	－		(335)
Total	92,176	31,468	-65.9		289

Corporate and elimination	(42,750)	(47,242)	－		(434)
Consolidated total	¥49,426	¥(15,774)	－	%	$(145)

The 2013 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 5.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the HE&S segment, the operating income (loss) of Televisions, which primarily consists of LCD televisions, for the six months ended September 30, 2013 and 2014 was (4,055) million yen and 12,838 million yen, respectively.  The operating income (loss) of Televisions excludes restructuring charges which are included in the overall segment results and are not allocated to product categories.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue (to external customers)	2013	2014	Change	2014

Mobile Communications	¥304,536	¥308,339	+1.2%	$2,829

Game & Network Services	145,073	285,754	+97.0	2,622

Imaging Products & Solutions
Digital Imaging Products	105,715	109,565	+3.6	1,005
Professional Solutions	65,734	64,822	-1.4	595
Other	3,175	2,765	-12.9	25
Total	174,624	177,152	+1.4	1,625

Home Entertainment & Sound
Televisions	174,113	199,742	+14.7	1,832
Audio and Video	87,567	81,717	-6.7	750
Other	1,703	100	-94.1	1
Total	263,383	281,559	+6.9	2,583

Devices
Semiconductors	83,342	115,846	+39.0	1,063
Components	60,768	62,330	+2.6	572
Other	642	2,967	+362.1	27
Total	144,752	181,143	+25.1	1,662

Pictures
Motion Pictures	97,556	97,339	-0.2	893
Television Productions	45,288	44,259	-2.3	406
Media Networks	34,876	40,309	+15.6	370
Total	177,720	181,907	+2.4	1,669

Music
Recorded Music	78,057	80,429	+3.0	738
Music Publishing	18,273	16,366	-10.4	150
Visual Media and Platform	16,401	17,876	+9.0	164
Total	112,731	114,671	+1.7	1,052

Financial Services	242,495	268,192	+10.6	2,460
All Other	193,306	87,797	-54.6	805
Corporate	15,615	14,997	-4.0	138
Consolidated total	¥1,774,235	¥1,901,511	+7.2%	$17,445

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-6. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

Sony has realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2015. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the IP&S segment, Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones, and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems. In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue (to external customers)	2013	2014	Change	2014

Mobile Communications	¥589,993	¥622,649	+5.5%	$5,712

Game & Network Services	260,167	517,122	+98.8	4,744

Imaging Products & Solutions
Digital Imaging Products	220,135	215,700	-2.0	1,979
Professional Solutions	127,198	120,538	-5.2	1,106
Other	7,116	5,050	-29.0	46
Total	354,449	341,288	-3.7	3,131

Home Entertainment & Sound
Televisions	359,692	404,731	+12.5	3,713
Audio and Video	174,948	161,137	-7.9	1,478
Other	2,857	744	-74.0	7
Total	537,497	566,612	+5.4	5,198

Devices
Semiconductors	168,599	200,874	+19.1	1,843
Components	120,664	121,795	+0.9	1,117
Other	1,166	3,212	+175.5	30
Total	290,429	325,881	+12.2	2,990

Pictures
Motion Pictures	168,790	201,965	+19.7	1,853
Television Productions	85,318	86,621	+1.5	795
Media Networks	82,414	87,987	+6.8	807
Total	336,522	376,573	+11.9	3,455

Music
Recorded Music	158,731	159,824	+0.7	1,466
Music Publishing	30,854	32,654	+5.8	300
Visual Media and Platform	32,321	35,669	+10.4	327
Total	221,906	228,147	+2.8	2,093

Financial Services	492,665	513,942	+4.3	4,715
All Other	370,990	192,429	-48.1	1,765
Corporate	31,036	26,776	-13.7	247
Consolidated total	¥3,485,654	¥3,711,419	+6.5%	$34,050

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-7. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

Sony has realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2015. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the IP&S segment, Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones, and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems. In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

Other Items
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Depreciation and amortization	2013	2014	Change	2014

Mobile Communications	¥5,502	¥4,435	-19.4%	$41
Game & Network Services	4,221	4,426	+4.9	41
Imaging Products & Solutions	9,472	8,293	-12.4	76
Home Entertainment & Sound	6,620	6,138	-7.3	56
Devices	26,171	21,588	-17.5	198
Pictures	4,639	4,691	+1.1	43
Music	3,601	3,420	-5.0	31
Financial Services, including deferred insurance acquisition costs	15,546	13,602	-12.5	125
All Other	7,393	3,226	-56.4	30
Total	83,165	69,819	-16.0	641

Corporate	12,862	12,630	-1.8	115
Consolidated total	¥96,027	¥82,449	-14.1%	$756

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30, 2013
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥2,391	¥-	¥2,391
Game & Network Services	381	-	381
Imaging Products & Solutions	1,403	-	1,403
Home Entertainment & Sound	553	-	553
Devices	1,053	-	1,053
Pictures	456	-	456
Music	78	-	78
Financial Services	-	-	-
All Other and Corporate	1,381	110	1,491
Consolidated total	¥7,696	¥110	¥7,806

	Three months ended September 30, 2014
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥43	¥-	¥43
Game & Network Services	-	-	-
Imaging Products & Solutions	71	-	71
Home Entertainment & Sound	38	-	38
Devices	2,271	552	2,823
Pictures	16	-	16
Music	34	-	34
Financial Services	-	-	-
All Other and Corporate	6,278	121	6,399
Consolidated total	¥8,751	¥673	¥9,424

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Three months ended September 30, 2014
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	$0	$-	$0
Game & Network Services	-	-	-
Imaging Products & Solutions	1	-	1
Home Entertainment & Sound	0	-	0
Devices	21	5	26
Pictures	0	-	0
Music	0	-	0
Financial Services	-	-	-
All Other and Corporate	58	1	59
Consolidated total	$80	$6	$86

Other Items
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Depreciation and amortization	2013	2014	Change	2014

Mobile Communications	¥10,921	¥10,879	-0.4%	$100
Game & Network Services	7,867	8,426	+7.1	77
Imaging Products & Solutions	19,322	15,260	-21.0	140
Home Entertainment & Sound	13,228	12,243	-7.4	112
Devices	51,860	42,602	-17.9	391
Pictures	8,986	9,256	+3.0	85
Music	7,191	6,767	-5.9	62
Financial Services, including deferred insurance acquisition costs	29,503	29,221	-1.0	268
All Other	14,576	6,692	-54.1	62
Total	163,454	141,346	-13.5	1,297

Corporate	25,502	25,401	-0.4	233
Consolidated total	¥188,956	¥166,747	-11.8%	$1,530

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30, 2013
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥3,146	¥-	¥3,146
Game & Network Services	382	-	382
Imaging Products & Solutions	2,132	-	2,132
Home Entertainment & Sound	713	19	732
Devices	2,429	-	2,429
Pictures	871	-	871
Music	104	-	104
Financial Services	-	-	-
All Other and Corporate	2,320	344	2,664
Consolidated total	¥12,097	¥363	¥12,460

	Six months ended September 30, 2014
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥57	¥-	¥57
Game & Network Services	64	-	64
Imaging Products & Solutions	199	-	199
Home Entertainment & Sound	577	-	577
Devices	2,813	552	3,365
Pictures	16	-	16
Music	60	-	60
Financial Services	-	-	-
All Other and Corporate	19,558	790	20,348
Consolidated total	¥23,344	¥1,342	¥24,686

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan.  Any impairment of the assets is recognized immediately in the period it is identified.

	Six months ended September 30, 2014
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	$1	$-	$1
Game & Network Services	1	-	1
Imaging Products & Solutions	2	-	2
Home Entertainment & Sound	5	-	5
Devices	25	5	30
Pictures	0	-	0
Music	1	-	1
Financial Services	-	-	-
All Other and Corporate	179	7	186
Consolidated total	$214	$12	$226

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue (to external customers)	2013	2014	Change	2014

Japan	¥510,837	¥499,545	-2.2%	$4,583
United States	266,872	327,838	+22.8	3,008
Europe	379,851	461,395	+21.5	4,233
China	145,883	144,540	-0.9	1,326
Asia-Pacific	245,377	259,396	+5.7	2,380
Other Areas	225,415	208,797	-7.4	1,915
Total	¥1,774,235	¥1,901,511	+7.2%	$17,445

	Six months ended September 30
Sales and operating revenue (to external customers)	2013	2014	Change	2014

Japan	¥1,042,587	¥1,010,924	-3.0%	$9,275
United States	519,414	633,124	+21.9	5,808
Europe	708,055	853,591	+20.6	7,831
China	269,114	277,581	+3.1	2,547
Asia-Pacific	502,787	504,269	+0.3	4,626
Other Areas	443,697	431,930	-2.7	3,963
Total	¥3,485,654	¥3,711,419	+6.5%	$34,050

Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe: United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific: India, South Korea and Oceania
(3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	September 30
	2014	2014	2014
ASSETS
Current assets:
Cash and cash equivalents	¥240,332	¥154,194	$1,415
Marketable securities	828,944	933,499	8,564
Other	147,241	144,676	1,327
	1,216,517	1,232,369	11,306

Investments and advances	7,567,242	7,841,610	71,941
Property, plant and equipment	17,057	17,133	157
Other assets:
Deferred insurance acquisition costs	497,772	512,015	4,697
Other	49,328	47,027	433
	547,100	559,042	5,130
Total assets	¥9,347,916	¥9,650,154	$88,534

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥6,148	¥16,514	$152
Deposits from customers in the banking business	1,890,023	1,824,665	16,740
Other	175,499	197,422	1,811
	2,071,670	2,038,601	18,703

Long-term debt	44,678	44,625	409
Future insurance policy benefits and other	3,824,572	3,982,461	36,536
Policyholders’ account in the life insurance business	2,023,472	2,130,408	19,545
Other	302,521	311,701	2,861
Total liabilities	8,266,913	8,507,796	78,054

Equity:
Stockholders’ equity of Financial Services	1,079,740	1,141,075	10,469
Noncontrolling interests	1,263	1,283	11
Total equity	1,081,003	1,142,358	10,480
Total liabilities and equity	¥9,347,916	¥9,650,154	$88,534

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	September 30
	2014	2014	2014
ASSETS
Current assets:
Cash and cash equivalents	¥806,134	¥456,315	$4,186
Marketable securities	3,622	3,230	30
Notes and accounts receivable, trade	864,178	996,667	9,144
Other	1,316,653	1,667,614	15,299
	2,990,587	3,123,826	28,659

Film costs	275,799	295,121	2,708
Investments and advances	381,076	377,454	3,463
Investments in Financial Services, at cost	111,476	111,476	1,023
Property, plant and equipment	732,953	732,723	6,722
Other assets	1,640,385	1,476,610	13,546
Total assets	¥6,132,276	¥6,117,210	$56,121

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥371,606	¥232,180	$2,130
Notes and accounts payable, trade	712,829	889,973	8,165
Other	1,629,728	1,700,013	15,596
	2,714,163	2,822,166	25,891

Long-term debt	875,440	704,678	6,465
Accrued pension and severance costs	262,558	258,306	2,370
Other	462,386	467,970	4,293
Total liabilities	4,314,547	4,253,120	39,019

Redeemable noncontrolling interest	4,115	4,277	39

Equity:
Stockholders’ equity of Sony without Financial Services	1,722,743	1,766,089	16,203
Noncontrolling interests	90,871	93,724	860
Total equity	1,813,614	1,859,813	17,063
Total liabilities and equity	¥6,132,276	¥6,117,210	$56,121

	(Millions of yen, millions of U.S. dollars)
Consolidated		September 30
	2014	2014	2014
ASSETS
Current assets:
Cash and cash equivalents	¥1,046,466	¥610,509	$5,601
Marketable securities	832,566	936,729	8,594
Notes and accounts receivable, trade	871,040	1,002,320	9,196
Other	1,454,814	1,802,923	16,540
	4,204,886	4,352,481	39,931

Film costs	275,799	295,121	2,708
Investments and advances	7,919,011	8,137,712	74,658
Property, plant and equipment	750,010	751,140	6,891
Other assets:
Deferred insurance acquisition costs	497,772	512,015	4,697
Other	1,686,242	1,520,535	13,950
	2,184,014	2,032,550	18,647
Total assets	¥15,333,720	¥15,569,004	$142,835

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥377,754	¥248,694	$2,282
Notes and accounts payable, trade	712,829	889,973	8,165
Deposits from customers in the banking business	1,890,023	1,824,665	16,740
Other	1,803,008	1,895,767	17,392
	4,783,614	4,859,099	44,579

Long-term debt	916,648	745,832	6,842
Accrued pension and severance costs	284,963	281,644	2,584
Future insurance policy benefits and other	3,824,572	3,982,461	36,536
Policyholders’ account in the life insurance business	2,023,472	2,130,408	19,545
Other	713,195	726,102	6,662
Total liabilities	12,546,464	12,725,546	116,748

Redeemable noncontrolling interest	4,115	4,277	39

Equity:
Sony Corporation’s stockholders’ equity	2,258,137	2,286,769	20,980
Noncontrolling interests	525,004	552,412	5,068
Total equity	2,783,141	2,839,181	26,048
Total liabilities and equity	¥15,333,720	¥15,569,004	$142,835

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Financial Services	2013	2014	Change	2014

Financial services revenue	¥243,714	¥269,576	+10.6%	$2,473
Financial services expenses	204,823	222,224	+8.5	2,039
Equity in net income (loss) of affiliated companies	(503)	334	-	3
Operating income	38,388	47,686	+24.2	437
Other income (expenses), net	62	-	-	-
Income before income taxes	38,450	47,686	+24.0	437
Income taxes and other	12,363	14,786	+19.6	135
Net income of Financial Services	¥26,087	¥32,900	+26.1%	$302

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sony without Financial Services	2013	2014	Change	2014

Net sales and operating revenue	¥1,532,614	¥1,634,224	+6.6%	$14,993
Costs and expenses	1,556,069	1,716,280	+10.3	15,746
Equity in net income (loss) of affiliated companies	(1,522)	295	-	3
Operating loss	(24,977)	(81,761)	-	(750)
Other income (expenses), net	(8,345)	(4,366)	-	(40)
Loss before income taxes	(33,322)	(86,127)	-	(790)
Income taxes and other	1,873	18,069	+864.7	166
Net loss of Sony without Financial Services	¥(35,195)	¥(104,196)	-%	$(956)

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Consolidated	2013	2014	Change	2014

Financial services revenue	¥242,495	¥268,192	+10.6%	$2,460
Net sales and operating revenue	1,531,740	1,633,319	+6.6	14,985
	1,774,235	1,901,511	+7.2	17,445
Costs and expenses	1,758,281	1,987,728	+13.0	18,236
Equity in net income (loss) of affiliated companies	(2,025)	629	-	6
Operating income (loss)	13,929	(85,588)	-	(785)
Other income (expenses), net	(8,800)	(4,367)	-	(40)
Income (loss) before income taxes	5,129	(89,955)	-	(825)
Income taxes and other	24,760	46,014	+85.8	422
Net loss attributable to Sony Corporation’s stockholders	¥(19,631)	¥(135,969)	-%	$(1,247)

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Financial Services	2013	2014	Change	2014

Financial services revenue	¥495,119	¥516,543	+4.3%	$4,739
Financial services expenses	410,372	425,141	+3.6	3,901
Equity in net income (loss) of affiliated companies	(1,250)	56	-	1
Operating income	83,497	91,458	+9.5	839
Other income (expenses), net	119	-	-	-
Income before income taxes	83,616	91,458	+9.4	839
Income taxes and other	27,268	28,637	+5.0	263
Net income of Financial Services	¥56,348	¥62,821	+11.5%	$576

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sony without Financial Services	2013	2014	Change	2014

Net sales and operating revenue	¥2,994,168	¥3,199,509	+6.9%	$29,353
Costs and expenses	3,028,038	3,259,003	+7.6	29,899
Equity in net income (loss) of affiliated companies	(1,200)	3,774	-	35
Operating loss	(35,070)	(55,720)	-	(511)
Other income (expenses), net	8,500	2,027	-76.2	18
Loss before income taxes	(26,570)	(53,693)	-	(493)
Income taxes and other	17,129	33,817	+97.4	310
Net loss of Sony without Financial Services	¥(43,699)	¥(87,510)	-%	$(803)

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Consolidated	2013	2014	Change	2014

Financial services revenue	¥492,665	¥513,942	+4.3%	$4,715
Net sales and operating revenue	2,992,989	3,197,477	+6.8	29,335
	3,485,654	3,711,419	+6.5	34,050
Costs and expenses	3,433,778	3,731,023	+8.7	34,230
Equity in net income (loss) of affiliated companies	(2,450)	3,830	-	35
Operating income (loss)	49,426	(15,774)	-	(145)
Other income (expenses), net	1,096	(5,804)	-	(53)
Income (loss) before income taxes	50,522	(21,578)	-	(198)
Income taxes and other	67,026	87,583	+30.7	803
Net loss attributable to Sony Corporation’s stockholders	¥(16,504)	¥(109,161)	-%	$(1,001)

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Financial Services	2013	2014	2014

Net cash provided by operating activities	¥208,182	¥222,115	$2,038
Net cash used in investing activities	(231,767)	(282,765)	(2,594)
Net cash provided by (used in) financing activities	19,675	(25,488)	(234)
Net decrease in cash and cash equivalents	(3,910)	(86,138)	(790)
Cash and cash equivalents at beginning of the fiscal year	201,550	240,332	2,205
Cash and cash equivalents at end of the period	¥197,640	¥154,194	$1,415

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sony without Financial Services	2013	2014	2014

Net cash used in operating activities	¥(214,273)	¥(110,210)	$(1,011)
Net cash provided by (used in) investing activities	7,652	(94)	(1)
Net cash provided by (used in) financing activities	84,847	(255,359)	(2,343)
Effect of exchange rate changes on cash and cash equivalents	24,991	15,844	145
Net decrease in cash and cash equivalents	(96,783)	(349,819)	(3,210)
Cash and cash equivalents at beginning of the fiscal year	624,811	806,134	7,396
Cash and cash equivalents at end of the period	¥528,028	¥456,315	$4,186

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Consolidated	2013	2014	2014

Net cash provided by (used in) operating activities	¥(12,760)	¥104,075	$955
Net cash used in investing activities	(224,111)	(282,859)	(2,595)
Net cash provided by (used in) financing activities	111,187	(273,017)	(2,505)
Effect of exchange rate changes on cash and cash equivalents	24,991	15,844	145
Net decrease in cash and cash equivalents	(100,693)	(435,957)	(4,000)
Cash and cash equivalents at beginning of the fiscal year	826,361	1,046,466	9,601
Cash and cash equivalents at end of the period	¥725,668	¥610,509	$5,601

(Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥109 = U.S. $1, the approximate Tokyo foreign exchange market rate as of September 30, 2014.

2.	As of September 30, 2014, Sony had 1,271 consolidated subsidiaries (including variable interest entities) and 102 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended September 30
Net loss attributable to Sony Corporation’s stockholders	2013	2014
— Basic	1,019,875	1,093,725
— Diluted	1,019,875	1,093,725

Weighted-average number of outstanding shares	(Thousands of shares)
	Six months ended September 30
Net loss attributable to Sony Corporation’s stockholders	2013	2014
— Basic	1,015,395	1,068,703
— Diluted	1,015,395	1,068,703

All potential shares were excluded as anti-dilutive for the three and six months ended September 30, 2013 and 2014 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the respective periods.

4.	Recently adopted accounting pronouncements:
Obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date
In February 2013, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date.  The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors, plus any additional amount the reporting entity expects to pay on behalf of its co-obligors.  This guidance was effective for Sony as of April 1, 2014.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity
In March 2013, the FASB issued new accounting guidance for the parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity.  The guidance resolved diversity in practice and clarifies the applicable guidance for the release of the cumulative translation adjustment when the parent sells a part or all of its investment in a foreign entity, ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity, or obtains control in a business combination achieved in stages involving an equity method investment that is a foreign entity.  After adoption of this guidance, any accumulated translation adjustments associated with a previously held equity interest, are included in earnings in a business combination achieved in stages.  This guidance was effective for Sony as of April 1, 2014. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists
In July 2013, the FASB issued new accounting guidance for the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.  The guidance requires an unrecognized tax benefit to be presented as a reduction to a deferred tax asset for a net operating loss, a similar tax loss, or a tax credit carryforward if certain criteria are met.  This guidance was effective for Sony as of April 1, 2014.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

5.
Sony realigned its business segments for the first quarter of the fiscal year ending March 31, 2015 to reflect modifications to its organizational structure as of April 1, 2014, primarily repositioning the operations of the previously reported Game and Mobile Products & Communications (“MP&C”) segments.  In connection with this realignment, the previously-reported operations of the network business which were included in All Other are now integrated with the previously-reported Game segment and are reported as the G&NS segment.  The previously reported Mobile Communications category which was included in the MP&C segment has been reclassified as the newly established Mobile Communications segment, while the other categories in the previously reported MP&C segment are now included in All Other.  This includes the reclassification of the PC business into All Other.  As of the first quarter of the fiscal year ending March 31, 2015, the power supply business, which was previously included in the Devices segment, has been integrated into All Other to reflect modifications Sony made to its organizational structure as of June 1, 2014.  For further details of new segments and categories, see page F-8 and F-9. In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current quarter’s presentation.

6.
Sony estimates the annual effective tax rate ("ETR") derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

7.
Certain reclassifications of the financial statements and accompanying footnotes for the three and six months ended September 30, 2013 have been made to conform to the presentation for the three and six months ended September 30, 2014.  Reclassifications include changes in the presentation and disclosure related to internal-use software, effective on March 31, 2014.  Due to the changes, the amortization of internal-use software was reclassified from other to depreciation and amortization, including amortization of deferred insurance acquisition costs in the cash flows from operating activities section of the consolidated statements of cash flows.  Depreciation and amortization in the business segment information were also reclassified, accordingly.

8.
During the fourth quarter of the fiscal year ended March 31, 2014, Sony revised its financial statements related to the recognition of revenue for certain of its universal life insurance contracts as disclosed in the previous fiscal year.  Accordingly, certain financial information for the comparable period has been revised.  The principal amounts that have been revised are indicated below.

	(Millions of yen)
	Three months ended September 30, 2013
	As previously reported	As adjusted
Consolidated Statements of Income
Financial services revenue	¥243,746	¥242,495
Financial services expenses	204,012	203,596
Net loss	(5,637)	(6,210)

Consolidated Statements of Comprehensive Income
Unrealized gains on securities	16,807	17,440
Comprehensive loss attributable to Sony Corporation’s stockholders	(6,307)	(6,271)

	(Millions of yen)
	Six months ended September 30, 2013
	As previously reported	As adjusted
Consolidated Statements of Income
Financial services revenue	¥495,209	¥492,665
Financial services expenses	408,742	407,893
Net income	13,876	12,715

Consolidated Statements of Comprehensive Income
Unrealized gains on securities	2,876	2,546
Comprehensive income attributable to Sony Corporation’s stockholders	51,762	50,868

Consolidated Statements of Cash Flows
Increase in future insurance policy benefits and other	205,633	205,663
Increase in deposits from customers in the financial services business, net	14,116	16,660

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
	2013	2014	2014
Capital expenditures*	¥57,504	¥57,393	$527
(Additions to property, plant and equipment)	(38,043)	(39,199)	(360)
(Additions to intangible assets)	(19,461)	(18,194)	(167)
Depreciation and amortization expenses**	96,027	82,449	756
(Depreciation expenses for property, plant and equipment)	(49,305)	(39,411)	(361)
(Amortization expenses for intangible assets)	(46,722)	(43,038)	(395)
Research and development expenses	118,047	115,080	1,056

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2013	2014	2014
Capital expenditures*	¥128,826	¥112,621	$1,033
(Additions to property, plant and equipment)	(89,495)	(76,326)	(700)
(Additions to intangible assets)	(39,331)	(36,295)	(333)
Depreciation and amortization expenses**	188,956	166,747	1,530
(Depreciation expenses for property, plant and equipment)	(97,699)	(77,985)	(716)
(Amortization expenses for intangible assets)	(91,257)	(88,762)	(814)
Research and development expenses	228,611	222,006	2,037

*	Excluding additions for tangible and intangible assets from business combinations.
**	Including amortization expenses for intangible assets and for deferred insurance acquisition costs.